SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. _)

Pershing Gold Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

715302105
(CUSIP Number)

Copy To: Harvey Kesner, Esq. 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
18,844,814*
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
18,844,814*
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,844,814*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9% * (based on 200,100,725 shares of Common Stock issued and outstanding as of May 30, 2012)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Includes 5,703,333 shares of common stock held by Mr. Honig, 283,815 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”), 591,000 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”), and options to purchase 12,266,666 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days. Mr. Honig is the trustee of GRQ 401K and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by GRQ 401K and GRQ Consultants.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Common Stock"), of Pershing Gold Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401.

Item 2. Identity and Background

(a) This statement is filed on behalf of Barry Honig (the “Reporting Person”).

(b) The Reporting Persons’ business address is 4400 Biscayne Boulevard, Miami FL 33137.

(c) The Reporting Person is a private investor and consultant to early stage companies.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On February 10, 2010, the Issuer issued the Reporting Person 3,803,333 shares of Common Stock in connection with the Share Exchange Agreement entered into on September 29, 2010 between the Issuer, The Empire Sports & Entertainment Co. (“Empire”) and Empire’s shareholders.

On September 29, 2010, the Issuer granted to the Reporting Person options to purchase 400,000 shares of Common Stock under the Issuer’s 2010 Equity Incentive Plan at an exercise price of $0.60 per share.  The options vest in three equal installments on each of the first, second and third anniversary of the grant date.

On February 1, 2011, GRQ 401K purchased a note in the principal amount of $100,000 from the Issuer with a conversion price of $1.00 per share with his own funds. As further consideration for his purchase of the Note, the Issuer issued GRQ 401K 100,000 shares of Common Stock. On October 31, 2011, the Issuer entered into an agreement with GRQ 401K, pursuant to which the conversion price was adjusted to $0.65 per share. On February 2, 2012, the note was converted into 159,615 shares of Common Stock at the conversion price of $0.65 per share.

On February 23, 2011, the Issuer issued to the Reporting Person 750,000 shares of the Issuer’s Series A Convertible Preferred Stock under the terms of a Credit Facility Agreement. On April 5, 2011, the Reporting Person converted all the Series A Convertible Preferred Stock into 750,000 shares of Common Stock.

On April 26, 2011, the Reporting Person received 140,000 shares of Common Stock in a private transaction in exchange for cancellation of a $35,000 debt owed to the Reporting Person.

On November 30, 2011, the Reporting Person purchased 1,000,000 shares of Common Stock in a private transaction at a purchase price of $0.10 per share with his own funds.

In April 2012, GRQ 401K received 24,200 shares of Common Stock in connection with the Issuer's exchange of certain outstanding warrants for common stock. The warrants were originally received in connection with the Issuer’s purchase of the assets of Continental Resources Group, Inc. (“Continental”) and the Issuer's assumption of warrants (including warrants held by GRQ 401K), to purchase shares of Continental’s common stock.

In April 2012, GRQ Consultants received 591,000 shares of Common Stock in connection with the Issuer's exchange of certain outstanding warrants for common stock. The warrants were originally received in connection with the Issuer’s purchase of the assets of Continental and the Issuer's assumption of warrants (including warrants held by GRQ Consultants), to purchase shares of Continental’s common stock.

On April 6, 2012, the Issuer and the Reporting Person entered into a consulting agreement pursuant to which the Reporting Person would provide certain consulting services relating to business development, corporate structure, strategic and business planning, selecting management and other functions reasonably necessary for advancing the business of the Issuer. In consideration of the services, the Issuer agreed to grant the Reporting Person a ten-year option to purchase 12,000,000 shares of the Issuer's common stock, exercisable at $0.35 per share which shall be vested in full on the date of issuance.

On May 30, 2012, the Reporting Person purchased 10,000 shares of Common Stock at a per share price of $0.29.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes. The Reporting Person intends to monitor the investment in the Company on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. The Reporting Person and his related entities may from time to time acquire additional shares of Preferred Stock and/or of Common Stock, dispose of some or all of the shares of Preferred Stock and/or of Common Stock then beneficially owned by it, discuss the Company’s business, operations, or other affairs with the Company’s management, board of directors, stockholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Company or take such other similar actions as such Reporting Person may deem appropriate.

Except as set forth in this Statement, the Reporting Person has not, to the best knowledge of the Reporting Person, formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 18,844,814 shares or 8.9% of the Issuer’s common stock, including 5,703,333 shares of common stock held by the Reporting Person, 283,815 shares of common stock held by GRQ Consultants, Inc. 401K, 591,000 shares of common stock held by GRQ Consultants, Inc., and options to purchase 12,266,666 shares of common stock held for the account of the Reporting Person which may be exercised within 60 days. The Reporting Person is the trustee of GRQ Consultants, Inc. 401K and President of GRQ Consultants, Inc. and, in such capacity, has voting and dispositive power over the securities held by GRQ Consultants, Inc. 401K and GRQ Consultants, Inc.

Except as otherwise described herein, the Reporting Person has not effected any transactions with respect to the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2012

By:	/s/ Barry Honig
Name: Barry Honig